Filed Pursuant to Rule 424(b)(3)
File Number 333-158217

PROSPECTUS SUPPLEMENT NO. 6
to Prospectus dated April 9, 2009
(Registration No. 333-158217)

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC.

This Prospectus Supplement No. 6 supplements our Prospectus dated April 9, 2009 and Prospectus Supplements Nos. 1, 2, 3, 4, and 5 (collectively, the “Prospectus Supplements”) dated April 28, 2009, May 6, 2009, May 20, 2009, June 29, 2009, and October 29, 2009, respectively. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus.  We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 6 together with the Prospectus and the Prospectus Supplements.

This Prospectus Supplement No. 6 includes the attached report, as set forth below, as filed by us with the Securities and Exchange Commission (the “SEC”): Quarterly Report on Form 10-Q filed with the SEC on November 12, 2009.

Our common stock is traded on the NYSE Amex under the symbol “NIV.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 6 is November 23, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended September 30, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File No. 000-52933

NIVS IntelliMedia Technology Group, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	20-8057809
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

NIVS Industry Park, No. 29-31, Shuikou Road, Huizhou, Guangdong, China 516006
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

86-752-3125862
 (COMPANY’S TELEPHONE NUMBER, INCLUDING AREA CODE)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐     No  ☒

The number of shares outstanding of the registrant’s Common Stock, par value $0.0001 per share, was 40,675,347 as of November 11, 2009.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC.

FORM 10-Q

For the Quarterly Period Ended September 30, 2009

Part I. Financial Information

ITEM 1.                 FINANCIAL STATEMENTS

NIVS IntelliMedia Technology Group, Inc. and Subsidiaries
Consolidated Balance Sheets
(In US Dollars)

	September 30,	December 31,
	2009	2008
	(Unaudited)

Assets
Current Assets
Cash and cash equivalents	$2,286,326	$461,504
Trade receivables, net (Note 3)	29,526,807	20,364,356
VAT refundable	228,845	1,094,090
Inventories, net (Note 5)	22,440,402	11,279,832
Restricted cash (Note 10)	5,579,619	11,681,595
Prepaid expenses and other receivables	24,682	81,690
Total current assets	60,086,681	44,963,067
Property and equipment, net (Note 6)	55,302,005	56,331,487
Advances to suppliers (Note 4)	14,558,721	15,286,028
Intangible assets, net (Note 7)	2,301,176	2,343,383
Total Assets	$132,248,583	$118,923,965

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable—trade	$4,434,623	$2,020,363
Customer deposit (Note 8)	65,042	1,393,171
Accrued liabilities and other payable	949,937	1,441,922
Various taxes payable	1,959,416	470,860
Short-term loans (Note 9)	40,387,647	35,871,715
Wages payable	526,202	800,744
Bank notes payable (Note 10)	8,742,092	18,849,201
Corporate tax payable	5,064,923	2,744,518
Total current liabilities	62,129,882	63,592,494
Due to shareholder (Note 11)	-	7,842,780
Total liabilities	62,129,882	71,435,274

Equity
NIVS IntelliMedia Technology Group, Inc.'s shareholder equity
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, 0 shares outstanding at September 30, 2009 and December 31, 2008	-	-
Common stock, $0.0001 par value, 100,000,000 shares authorized, 40,675,347 and 36,855,714 shares issued and outstanding at September 30, 2009 and December 31, 2008, respectively (Note 1)	4,068	3,686
Additional paid-in capital	21,717,239	12,663,513
Accumulated other comprehensive income	3,932,687	3,960,012
Statutory surplus reserve fund (Note 13)	3,568,869	3,568,869
Retained earnings (unrestricted)	39,414,109	26,193,371
Total NIVS IntelliMedia Technology Group, Inc. Shareholders' Equity	68,636,972	46,389,451
Noncontrolling interest	1,481,729	1,099,240
Total Equity	70,118,701	47,488,691

Total Liabilities & Equity	$132,248,583	$118,923,965

The accompanying notes are an integral part of these consolidated financial statements.

NIVS IntelliMedia Technology Group, Inc. and Subsidiaries
Consolidated Statements of Operations
(In US Dollars)
(unaudited)

	For The Three Months Ended		For The Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Revenue	$52,384,695	$49,411,468	$122,501,145	$101,048,363
Other Sales	70,741	164,939	223,190	320,992
Cost of Goods Sold	(40,334,025)	(38,261,969)	(94,604,349)	(77,852,802)
Gross Profit	12,121,411	11,314,438	28,119,986	23,516,553

Selling Expenses	2,884,365	1,286,796	5,534,265	2,649,900

General and administrative
Amortization	24,270	18,003	60,063	51,491
Depreciation	83,903	87,859	248,227	249,068
Bad debts	-	424,299	-	808,401
Merger cost	-	1,783,586	-	1,783,586
Stock-based compensation	-	765,000	-	765,000
Others general and administrative (Note 12)	967,960	857,584	2,932,950	1,891,291
Total general and administrative	1,076,133	3,936,331	3,241,240	5,548,837
Research and development	1,122,003	261,141	2,457,478	668,323
Total operating expenses	5,082,501	5,484,268	11,232,983	8,867,060
Income from operations	7,038,910	5,830,170	16,887,003	14,649,493

Other income (expenses)
Government grant	335,459	21,506	402,382	21,506
Interest income	1	250,664	6	393,946
Interest expense	(404,087)	(517,857)	(1,290,312)	(1,563,094)
Imputed interest	-	(147,620)	-	(446,953)
Sundry income (expense), net	-	(31,544)	9,981	(22,370)
Total other income (expenses)	(68,627)	(424,851)	(877,943)	(1,616,965)

Income before noncontrolling interest and income taxes	6,970,283	5,405,319	16,009,060	13,032,528
Income taxes (Note 14)	(1,166,471)	(645,936)	(2,442,340)	(1,621,020)

Net income	5,803,812	4,759,383	13,566,720	11,411,508

Net income attributable to the noncontrolling interest	(165,238)	(196,195)	(345,982)	(363,328)

Net income attributable NIVS IntelliMedia Technology Group, Inc.	$5,638,574	$4,563,188	$13,220,738	$11,048,180

Basic earnings per share - net income attributable to NIVS's common shareholders	$0.14	$0.13	$0.33	$0.37

Weighed-average shares outstanding, Basic	40,675,347	34,147,201	39,595,543	29,746,845

Diluted earnings per share - net income attributable to NIVS's common shareholders	$0.14	$0.13	$0.33	$0.37

Weighed-average shares outstanding, Diluted	40,675,347	34,844,197	39,862,552	29,979,177

The accompanying notes are an integral part of these consolidated financial statements.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity and Comprehensive Income
For the Nine Months Ended September 30, 2009
(In US Dollars)
(unaudited)

	NIVS IntelliMedia Technology Group, Inc. and Subsidiaries

					Accumulated
			Additional	Statutory	Other	Retained	Total
	Common Stock		Paid-in	Reserve	Comprehensive	Earnings	Stockholders'	Noncontrolling	Comprehensive	Total
	Shares	Amount	Capital	Fund	Income	(Unrestricted)	Equity	Interest	Income	Equity

Balance at December 31, 2008	36,855,714	$3,686	$12,663,513	$3,568,869	$3,960,012	$26,193,371	$46,389,451	$1,099,240		$47,488,691

Sale of 550,000 shares at $3.50 in IPO, net of issuance cost of $916,509	550,000	55	1,008,436	-	-	-	1,008,491			1,008,491

Issuance of 2,240,493 shares at $3.50 in exchange for "Li Debt"	2,240,493	224	7,841,502	-	-	-	7,841,726			7,841,726

Issuance of 946,640 shares upon exercise of 946,667 cashless warrants at $4.12 per share	946,640	95	(95)	-	-	-	-			-

Sale of 82,500 shares at $3.50, net of issuance cost of $84,859	82,500	8	203,883				203,891			203,891

Capital contributed from noncontrolling interest	-	-	-	-	-	-	-	38,920		38,920

Foreign currency translation adjustment	-	-		-	(27,325)	-	(27,325)	(2,413)	$(29,738)	(29,738)

Net income for the nine months ended September 30, 2009	-	-	-	-	-	13,220,738	13,220,738	345,982	13,566,720	13,566,720

Comprehensive Income	-	-	-	-	-	-	-		$13,536,982	-

Balance at September 30, 2009	40,675,347	$4,068	$21,717,239	$3,568,869	$3,932,687	$39,414,109	$68,636,972	$1,481,729		$70,118,701

	For the Nine Months Ended September 30,
	2009	2008

Net income	$13,566,720	$11,411,508

Other comprehensive income, net of tax:
Unrealized gain (loss) on foreign currency translation, net of tax	(29,738)	1,620,302

Total other comprehensive income, net of tax	(29,738)	1,620,302

Comprehensive income	13,536,982	13,031,810

Comprehensive income attributable to the noncontrolling interest	(343,569)	(205,746)

Comprehensive income attributable to NIVS's common shareholders	$13,193,413	$12,826,064

The accompanying notes are an integral part of these consolidated financial statements.

NIVS IntelliMedia Technology Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In US Dollars)
(unaudited)

	For The Nine Months Ended
	September 30,
	2009	2008

Cash Flows From Operating Activities

Net Income	$13,220,738	$11,048,180
Adjustments to reconcile net income to net cash provided by operating activities:
Noncontrolling interest	345,982	363,328
Imputed interest	-	446,953
Bad debts	-	808,401
Depreciation	4,380,877	3,575,811
Amortization	60,063	51,491
Stock-based compensation	-	765,000
Changes in operating assets and liabilities:
Account receivable-trade	(9,162,451)	(17,268,951)
Interest receivables	-	(393,919)
Advance to suppliers for purchases	727,307	(9,583,376)
Prepaid expenses and deposits	57,008	(2,569,116)
Inventories, net	(11,160,570)	10,499,518
Restricted cash	6,101,976	(2,334,918)
VAT refundable	865,245	-
Accounts payable, accrued liabilities and customer deposits	594,146	(4,925,735)
Various taxes payable	1,488,556	795,962
Wages payable	(274,542)	(237,039)
Corporate tax payable	2,320,405	604,280
Net cash provided by operating activities	9,564,740	(8,354,130)

Cash Flows From Investing Activities
Purchases of property and equipment	(3,270,839)	(8,176,812)
Purchases of intangible assets	(55,161)	(28,674)
Due from related parties	-	(5,406,525)
Short-term investment, marketable securities	-	568,063
Net cash used in investing activities	(3,326,000)	(13,043,948)

Cash Flows From Financing Activities
Increase (decrease) in loans payable	4,515,932	3,020,190
Increase (decrease) in notes payable	(10,107,109)	10,607,071
Capital lease payable	-	-
Net proceeds of share issuance	1,212,382	10,487,474
Due to shareholder	-	(1,875,133)
Net cash provided by (used in) financing activities	(4,378,795)	22,239,602

Effect of exchange rate changes on cash	(35,123)	833,883
Net increase in cash and cash equivalents	1,824,822	1,675,407

Cash and cash equivalents, beginning of period	461,504	1,438,651

Cash and cash equivalents, end of period	$2,286,326	$3,114,058

Supplemental disclosure information:

Interest expense paid	$1,290,312	$1,045,237
Income taxes paid	$2,442,340	$975,084

Supplemental financial activities:
Exchange of Li debt for common stock	$7,841,726	$-
Issuance of shares for warrants exercise	$946,640	$-

The accompanying notes are an integral part of these consolidated financial statements.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 1 - DESCRIPTION OF BUSINESS AND ORGANIZATION

NIVS IntelliMedia Technology Group, Inc. (“NIVS USA”) was incorporated in the State of Delaware on December 7, 2006. NIVS USA was originally organized as a “blank check” shell company to investigate and acquire a target company or business seeking the perceived advantages of being a publicly held corporation. On July 25, 2008, NIVS USA (i) closed a share exchange transaction pursuant to which it became the 100% parent of Niveous Holding Company Limited (“Niveous”) (ii) assumed the operations of Niveous and its subsidiaries, and (iii) changed its name from SRKP 19, Inc. to NIVS IntelliMedia Technology Group, Inc.

Because the shares issued by the NIVS USA to the shareholders of Niveous and their designees in the aforementioned transaction represented a controlling interest, the transaction has been accounted for as a recapitalization or reverse merger with Niveous being considered the acquirer. The accompanying consolidated financial statements have been restated on a retroactive basis to present the capital structure of Niveous as though it were the reporting entity.

Niveous was incorporated in British Virgin Islands (BVI) on October 31, 2003.  As at September 30, 2009, Niveous had 50,000 capital shares authorized with $1.00 par value and 10,000 shares issued and outstanding.

In April, 2004, Niveous acquired 97.5% of ownership of NIVS (HZ) Audio & Video Tech Company Limited (“NIVS PRC”) from its original shareholders.  NIVS PRC is the main operating company located in Huizhou, PRC.  It engages in research, development, production, marketing and sales of audio & video electronic equipment for the domestic and international markets.

In April, 2005, Niveous acquired 100% of ownership of NIVS International (H.K.) Limited (“NIVS HK”) under an ownership transfer agreement.  NIVS HK is a holding company incorporated in November 2004 in Hong Kong, PRC with the original sole shareholder Mr. Li Tianfu.  Pursuant to the transfer agreement, Niveous agreed to pay Mr. Li Tianfu 1M HKD for the ownership transfer.

In February 2006, NIVS PRC established a branch company NIVS (HZ) Audio & Video Tech Company Limited Shenzhen Branch (“NIVS Shenzhen”) located in Shenzhen, PRC. NIVS Shenzhen is currently performing sales and marketing for the Company’s products.

In November 2007, Niveous entered an ownership transfer agreement to transfer its whole ownership of NIVS PRC to NIVS HK.  After the restructuring, NIVS PRC became a subsidiary of NIVS HK.

In June 2008, NIVS HK entered an ownership transfer agreement to transfer its whole ownership of NIVS PRC to Niveous.  Pursuant to the agreement, Niveous agreed to pay NIVS HK 50M HKD within three months. After the restructuring, NIVS PRC became a subsidiary of Niveous.  As a result, Niveous and Mr. Li Tianfu hold 97.5% and 2.5% of total interests of NIVS PRC, respectively.

In June 2008, Niveous entered into entered into a share exchange agreement with SRKP 19, Inc., a Delaware corporation, and all of the shareholders of Niveous. Pursuant to the exchange agreement, as it was amended (the “Exchange Agreement”), SRKP 19 agreed to issue an aggregate of 27,546,667 shares of its common stock in exchange for all of the issued and outstanding securities of Niveous (the “Share Exchange”).The Share Exchange closed in July 2008. Upon the closing of the Share Exchange on July 25, 2008, SRKP 19 issued an aggregate of 27,546,667shares of its common stock to the shareholders of Niveous and their designees in exchange for all of the issued and outstanding securities of Niveous. Immediately after the closing of the Share Exchange, SRKP 19 changed its corporate name from “SRKP 19, Inc.” to “NIVS IntelliMedia Technology Group, Inc.” For accounting purposes, the Share Exchange was treated as a reverse acquisition.

Prior to the closing of the Share Exchange, the NIVS USA’s shareholders canceled an aggregate of 4,756,390 shares held by them such that there were 2,340,000 shares of common stock outstanding immediately prior to the Share Exchange. The shareholders also canceled an aggregate of 6,149,723 warrants such that the shareholders held an aggregate of 946,667 warrants immediately after the Share Exchange.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 1 - DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Concurrently with the close of the Share Exchange, NIVS USA conducted an initial closing of a private placement transaction pursuant to which NIVS USA sold an aggregate of 5,239,460 shares of common stock at $1.80 per share, for gross proceeds of approximately $9.4 million. On August 12, 2008, NIVS USA conducted the second and final closing of the private placement pursuant to which NIVS USA sold an aggregate of 1,304,587 shares of common stock at $1.80 per share, for gross proceeds of approximately $2.3 million. Accordingly, NIVS USA sold a total of 6,544,047 shares of common stock in the private placement for aggregate gross proceeds of $11.8 million.  WestPark Capital, Inc., the placement agent for the Private Placement, was paid a commission equal to 6.5% of the gross proceeds from the financing, in addition to a $130,000 success fee for the Share Exchange, for an aggregate fee of approximately $896,000. NIVS USA filed a registration statement covering the common stock sold in the Private Placement within 30 days of the closing of the Share that was declared effective by the Securities and Exchange  Commission ("SEC") in March 2009.

On December 24, 2008, NIVS USA entered into an agreement with Mr. Li pursuant to which the outstanding debt that the Company owed to Mr. Li would be converted into shares of NIVS USA common stock.  According to the agreement, the shares would be issued upon the closing of its public offering.  The public offering closed on March 18, 2009 and NIVS USA issued 2,240,493 shares of common stock to Mr. Li, which is equal to the debt amount of approximately $7.8 million divided by the offering price of public offering, which was $3.50 per share.  As a result of the conversion of the debt into equity, the debt is no longer outstanding, and NIVS USA and its subsidiaries do not have any outstanding debt owed to Mr. Li.  As a result of the shares issued in the debt conversion, the number of shares that Mr. Li beneficially owns increased from 12,204,667 shares to 14,445,160 shares.

In March 2009, NIVS USA completed a public offering consisting of 550,000 shares of common stock. WestPark Capital, Inc. acted as underwriter in the public offering.  Shares of common stock were sold to the public at a price of $3.50 per share, for gross proceeds of approximately $1.9 million.  Compensation for WestPark Capital’s services included discounts and commissions of $192,500, a $57,750 non-accountable expense allowance, roadshow expenses of approximately of $10,000, and legal counsel fees (excluding blue sky fees) of $40,000.  WestPark Capital also received a warrant to purchase 55,000 shares of common stock at an exercise price of $4.20 per share.  The warrant, which has a term of five years, is not exercisable until at least one-year from the date of issuance.   The warrant also carries registration rights.

In April 2009, the underwriter to the Company’s public offering that closed in March 2009 exercised its over-allotment option to purchase an additional of 82,500 shares of common stock. The shares were sold to the underwriter at a price of $3.50 per share for gross proceeds of $288,750.  Compensation incurred in the public offering included discounts and commissions of $28,875, an $8,663 non-accountable expense allowance, other expenses of $4,821, and legal counsel fees of $42,500.

NIVS USA and its subsidiaries – Niveous, NIVS HK, NIVS PRC and NIVS Shenzhen shall be collectively referred throughout as the “Company”.

To summarize the paragraphs above, the organization and ownership structure of the Company is currently as follows:

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.      Basis of preparation

The consolidated financial statements have been prepared in accordance with US GAAP for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation SX. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2008 and notes thereto contained in the Report on Form 10-K of the Company as filed with the United States Securities and Exchange Commission (the “SEC”). Interim results are not necessarily indicative of the results for the full year.

In the opinion of the management, the consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Company as of September 30, 2009 and December 31, 2008, and the results of operations and cash flows for the nine months ended September 30, 2009 and 2008, respectively.

The Company has evaluated subsequent events through the date that the financial statements were issued, which was November 10, 2009 the date of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

        b.      Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant inter-company transactions have been eliminated in consolidation.

        c.      Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

d.      Fair values of financial instruments

The Company adopted the standard for the Disclosures About Fair Value of Financial Instruments, which defines financial instruments and requires fair value disclosures of those financial instruments. On January 1, 2008, the Company adopted the standard for “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available.  The three levels are defined as follow:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value.

As of the balance sheet date, the estimated fair values of the financial instruments were not materially different from their carrying values as presented due to the short maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective period-ends. Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates the hierarchy disclosures each quarter.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

e.      Advertising

The Company expenses advertising costs as incurred. Advertising is included in selling expenses for financial reporting. The Company spent $1,246,367, $25,218, $3,606,650 and $33,004 on advertising expenses for the three and nine months ended September 30, 2009 and 2008, respectively.

f.      Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less.

        g.      Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an allowance for uncollectible accounts, as needed.

The Company uses the aging method to estimate the valuation allowance for anticipated uncollectible receivable balances. Under the aging method, bad debts percentages determined by management based on historical experience as well as current economic climate are applied to customers’ balances categorized by the number of months the underlying invoices have remained outstanding. The valuation allowance balance is adjusted to the amount computed as a result of the aging method. When facts subsequently become available to indicate that the amount provided as the allowance was incorrect, an adjustment which classified as a change in estimate is made.

        h.      Inventories

Inventories are stated at the lower of cost, as determined on a weighted average basis, or market. Costs of inventories include purchase and related costs incurred in bringing the products to their present location and condition. Market value is determined by reference to selling prices after the balance sheet date or to management’s estimates based on prevailing market conditions. The management writes down the inventories to market value if it is below cost. The management also regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine if valuation allowance is required.

        i.      Property and equipment

Property and equipment are initially recognized and recorded at cost. Gains or losses on disposals are reflected as gain or loss in the period of disposal. The cost of improvements that extend the life of plant and equipment are capitalized. These capitalized costs may include structural improvements, equipment and fixtures. All ordinary repairs and maintenance costs are expensed as incurred.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets:

Building	38 years
Molds	8 years
Machinery and Equipment	10 years
Electronic Equipment	5 years
Leasehold Improvements	5 years
Office and Other Equipment	5 years
Automobiles	5 years

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        j.      Intangible assets

The Company’s intangible assets are stated at cost less accumulated amortization and are comprised of land-use rights and computer software use rights.  Land-use rights are related to land the Company occupies in Guangdong Province, PRC and are being amortized on a straight-line basis over a period of 40 years. Computer software use rights are being amortized on a straight-line basis over a period of 10 years. All trademarks use rights are being amortized on a straight-line basis over a period of 10 years.

        k.      Impairment of long-lived assets

The Company accounts for impairment of plant and equipment and amortizable intangible assets in accordance with the standard of “Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of”, which requires the Company to evaluate a long-lived asset for recoverability when there is event or circumstance that indicate the carrying value of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset or asset group is not recoverable (when carrying amount exceeds the gross, undiscounted cash flows from use and disposition) and is measured as the excess of the carrying amount over the asset’s (or asset group’s) fair value.

l.      Comprehensive income

The Company has adopted the standard of “Reporting Comprehensive Income”, which establishes standards for reporting and displaying comprehensive income, its components, and accumulated balances in a full-set of general-purpose financial statements. Accumulated other comprehensive income represents the accumulated balance of foreign currency translation adjustments.

        m.     Revenue recognition

The Company generates revenues from the sales of audio and video electronic products and subcontracting activities. Sales are recognized when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured. Sales are presented net of value added tax (VAT). No return allowance is made as products returns are insignificant based on historical experience.

        n.      Government grants

Grants from the PRC government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants are recognized as other income or gains in the period received and as assets, decreases of liabilities, or expenses depending on the form of the grants received.

        o.      Research and development costs

Research and development costs are expensed to operations as incurred. The Company spent $1,122,003, $261,141, $2,457,478 and $668,323, on direct research and development (“R&D”) efforts in the three and nine months ended September 30, 2009 and 2008, respectively.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        p.      Income taxes

The Company accounts for income taxes in accordance with the accounting standard which requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

The Company adopted the accounting standard for uncertainty in income taxes which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction).

        q.      Foreign currency translation

The functional currency of Niveous and NIVS HK is Hong Kong Dollar (“HKD”). The Company maintains its financial statements using the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods.

The functional currency of NIVS PRC and NIVS Shenzhen is the Renminbi (“RMB”), the PRC’s currency. These two companies maintain their financial statements using their own functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods.

For financial reporting purposes, the financial statements of Niveous and NIVS HK, which are prepared in HKD, are translated into the Company’s reporting currency, United States Dollars (“USD”); the financial statements of NIVS PRC and NIVS Shenzhen, which are prepared in RMB, are translated into the Company’s reporting currency, USD. Balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using the average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in stockholder’s equity.

The exchange rates used for foreign currency translation were as follows (USD$1 = RMB):

Period Covered	Balance Sheet Date Rates	Average Rates
Year ended December 31, 2008	6.81710	6.93722
Nine months ended September 30, 2009	6.81756	6.82175
Three months ended September 30, 2009	6.81756	6.84110
Nine months ended September 30, 2008	6.83530	6,97500
Three months ended September 30, 2008	6.83530	6.82082

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        q.      Foreign currency translation (continued)

The exchange rates used for foreign currency translation were as follows (USD$1 = HKD):

Period Covered	Balance Sheet Date Rates	Average Rates
Nine months ended September 30, 2009	7,75194	7.75014
Three months ended September 30, 2009	7.79154	7.75102
Nine months ended September 30, 2008	7.79730	7.76880
Three months ended September 30, 2008	7.79730	7.80007

        r.      Customer deposit

The customer deposits are recorded as liability when the Company receives it and recognized as revenue after the total amount is paid off upon the delivery of the products.

        s.      Related parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

        t.      Recently issued accounting pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued a standard that established the FASB Accounting Standards Codification (ASC) and amended the hierarchy of generally accepted accounting principles (ASC) and amended the hierarchy of generally accepted accounting principles (GAAP) such that the ASC became the single source of authoritative nongovernmental U.S. GAAP. The ASC did not change current U.S. GAAP, but was intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (ASUs). The Company adopted the ASC on July 1, 2009. This standard did not have an impact on the Company’s consolidated results of operations or financial condition. However, throughout the notes to the consolidated financial statements references that were previously made to various former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        t.      Recently issued accounting pronouncements (continued)

In December 2007, the FASB issued a new standard which established the accounting for and reporting of noncontrolling interests (NCIs) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability (as was previously the case); that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. This standard also required changes to certain presentation and disclosure requirements. The Company adopted the standard beginning January 1, 2009. The provisions of the standard were applied to all NCIs prospectively, except for the presentation and disclosure requirements, which were applied retrospectively to all periods presented. As a result, upon adoption, the Company retroactively reclassified the “Minority interest in subsidiaries” balance previously included in the “Other liabilities” section of the consolidated balance sheet to a new component of equity with respect to NCIs in consolidated subsidiaries. The adoption also impacted certain captions previously used on the consolidated statement of income, largely identifying net income including NCI and net income attributable to the Company.  The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In June 2009, the FASB issued a new standard regarding the accounting for transfers of financial assets amending the existing guidance on transfers of financial assets to, among other things, eliminate the qualifying special-purpose entity concept, include a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarify and change the derecognition criteria for a transfer to be accounted for as a sale, and require significant additional disclosure. The standard is effective for new transfers of financial assets beginning January 1, 2010. The adoption of this standard is not expected to have a material impact on the Company’s consolidated results of operations or financial condition.

In June 2009, the FASB issued an accounting standard that revised the consolidation guidance for variable-interest entities. The modifications include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity, and changes to when it is necessary to reassess who should consolidate a variable-interest entity. The standard is effective January 1, 2010. The Company is currently evaluating the impact of this standard, but would not expect it to have a material impact on the Company’s consolidated results of operations or financial condition.

In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value, which provides additional guidance on how companies should measure liabilities at fair value under ASC 820. The ASU clarifies that the quoted price for an identical liability should be used. However, if such information is not available, a entity may use, the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach). The ASU also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer and indicates circumstances in which quoted prices for an identical liability or quoted price for an identical liability traded as an asset may be considered level 1 fair value measurements.  The ASU is effective October 1, 2009. The Company is currently evaluating the impact of this standard, but would not expect it to have a material impact on the Company’s consolidated results of operations or financial condition.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        t.      Recently issued accounting pronouncements (continued)

In September 2009, the FASB issued ASU No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), that amends ASC 820 to provide guidance on measuring the fair value of certain alternative investments such as hedge funds, private equity funds and venture capital funds. The ASU indicates that, under certain circumstance, the fair value of such investments may be determined using net asset value (NAV) as a practical expedient, unless it is probable the investment will be sold at something other than NAV. In those situations, the practical expedient cannot be used and disclosure of the remaining actions necessary to complete the sale is required. The ASU also requires additional disclosures of the attributes of all investments within the scope of the new guidance, regardless of whether an entity used the practical expedient to measure the fair value of any of its investments. This ASU is effective October 1, 2009. The Company is currently evaluating the impact of this standard, but would not expect it to have a material impact on the Company’s consolidated results of operations or financial condition.

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force, that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements. As a result of these amendments, multiple-deliverable revenue arrangements will be separated in more circumstances than under existing U.S. GAAP. The ASU does this by establishing a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. A vendor will be required to determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis. This ASU also eliminates the residual method of allocation and will require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the overall arrangement proportionally to each deliverable based on its relative selling price. Expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance are also required under the ASU. The ASU does not apply to arrangements for which industry specific allocation and measurement guidance exists, such as long-term construction contracts and software transactions.  The ASU is effective beginning January 1, 2011. The Company is currently evaluating the impact of this standard on the Company’s consolidated results of operations and financial condition.

In October 2009, the FASB issued ASU No. 2009-14, Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force, that reduces the types of transactions that fall within the current scope of software revenue recognition guidance. Existing software revenue recognition guidance requires that its provisions be applied to an entire arrangement when the sale of any products or services containing or utilizing software when the software is considered more than incidental to the product or service. As a result of the amendments included in ASU No. 2009-14, many tangible products and services that rely on software will be accounted for under the multiple-element arrangements revenue recognition guidance rather than under the software revenue recognition guidance. Under the ASU, the following components would be excluded from the scope of software revenue recognition guidance:  the tangible element of the product, software products bundled with tangible products where the software components and non-software components function together to deliver the product’s essential functionality, and undelivered components that relate to software that is essential to the tangible product’s functionality. The ASU also provides guidance on how to allocate transaction consideration when an arrangement contains both deliverables within the scope of software revenue guidance (software deliverables) and deliverables not within the scope of that guidance (non-software deliverables). The ASU is effective beginning January 1, 2011. The Company is currently evaluating the impact of this standard on the Company’s consolidated results of operations and financial condition.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 3 - TRADE RECEIVABLES, NET

Trade receivables consist of the following:

	September 30,	December 31,
	2009	2008
Trade receivables	$32,904,589	$23,742,432
Allowance for doubtful accounts	(3,377,782)	(3,378,076)
Trade receivables, net	$29,526,807	$20,364,356

The provision for bad debts increased by $0, $424,299, $0 and $808,401 for three and  nine months ended September 30, 2009 and 2008, respectively, as follows:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	20.09	2008
Beginning balance	$(3,373,367)	$(1,487,987)	$(3,378,076)	$(728,265)
Provision/(Reversal) during the period	-	(424,299)	-	(808,401)
Exchange rate effect	(4,415)	376,922	294	1,302
Ending balance	$(3,377,782)	$(1,535,364)	$(3,377,782)	$(1,535,364)

NOTE 4 - ADVANCES TO SUPPLIERS

In accordance with the contracts with the Company’s suppliers, cash is advanced for material and equipment purchase. The delivery term is usually 30 days. In the event of a breach of contract, the Company has the following rights and penalty protection:

The Company has the right to get back the deposit and charge double interest on the deposit according to the interest rate during the same period in which the contract was breached. The Company owns the raw material and equipment acquired from the suppliers under the agreements. The Company has the legal right to take possession of it. The Company did not have any contract breaches for the year ended December 31, 2008 and nine months ended September 30, 2009.

For the nine months ended September 30, 2009, two suppliers accounted for more than 10% of the advances to suppliers and each accounted approximately 24% and 10%, respectively. Total purchases of each supplier in 2009 accounted for approximately, 10% and 3%, respectively.

For the fiscal year ended December 31, 2008, four suppliers accounted for more than 10% of the advances to suppliers and each accounted approximately 24%, 24%, 19% and 12%, respectively. Total purchases of each supplier in 2008 accounted for approximately, 19%, 0%, 0% and 6%, respectively. Those two suppliers with zero purchases in 2008 were the main suppliers of raw materials related with the Company’s IPTV products. The Company made cash advances in November and December 2008 and raw materials were shipped in February 2009.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 5 - INVENTORIES, NET

Inventories include raw material and finished goods. Finished goods contain direct material, direct labor and manufacturing overhead and do not contain general and administrative costs. Inventory consists of the following:

	September 30,	December 31,
	2009	2008
Raw material	$11,980,248	$10,692,030
Finished goods	10,701,035	828,700
Reserve for obsolete inventory	(240,881)	(240,898)
Inventory, net	$22,440,402	$11,279,832

Management uses the specific identification method to provide an allowance for obsolete or slow-moving inventory items, including finished goods and raw materials. There were no provisions made for the allowance for obsolescence for the three and nine months ended September 30, 2009 and 2008. The change in allowance for obsolescence for the three and nine months ended September 30, 2009 and 2008, respectively, as follows:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
Beginning balance	$(240,635)	$(106,200)	$(240,898)	$(105,391)
Provision/(Reversal) during the period			-
Foreign exchange adjustment	(246)	(254)	17	(1,063)
Ending balance	$(240,881)	$(106,454)	$(240,881)	$(106,454)

NOTE 6 - PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	September 30,	December 31,
	2009	2008
Building	$16,645,424	$16,656,779
Molds	31,624,384	28,712,602
Machinery and Equipments	14,512,552	14,452,170
Electronic, office and other equipments	2,185,250	1,869,063
Automobiles	1,280,693	1,215,387
Construction in progress	1,518,349	1,506,717
Accumulated Depreciation	(12,464,647)	(8,081,231)
Property and equipments, net	$55,302,005	$56,331,487

The depreciation expense is $1,484,756, $1,228,344, $4,380,877 and $3,575,811 for three and nine months ended September 30, 2009 and 2008:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
Cost of sales	$1,333,744	$1,118,260	$3,933,395	$3,293,779
Selling expenses	67,350	22,225	199,506	32,964
General and administrative expenses	83,652	87,859	247,976	249,068
Total	$1,484,746	$1,228,344	$4,380,877	$3,575,811

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 7 - INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	September 30,	December 31,
	2009	2008
Land use rights	$2,755,889	$2,757,769
Computer software use rights	4,821	4,824
Trade mark	48,199	29,339
Accumulated amortization	(507,733)	(448,549)
Intangible assets, net	$2,301,176	$2,343,383

The amortization expense is $24,270, $ 18,003, $60,063 and $51,491 in the three and nine months ended September 30, 2009 and 2008, respectively, and are comprised of the following:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
General and administrative expense	$24,270	$18,003	$60,063	$51,491

NOTE 8 - CUSTOMER DEPOSIT

The Company requires its customers to pay 30% deposit of the total amount for each order. The customer deposits are recorded as liability when the Company receives it and are recognized as revenue after the total amount is paid off upon the delivery of the products. In its agreement, the Company specifies the delivery date (usually 30 days after the order is placed) and the liability for breach of the contract. If the Company cannot fulfill its supply to its customers according to the contract, the customers have the right to get back their deposit. If the products do not meet the quality standard or need to be reworked, the Company is responsible for the rework and certain expenses. The Company may compensate its customers for their loss if the customers rework or repack by themselves. If the customers do not pay the balance according to the contract, the Company will charge them 0.5% of the balance amount each day at the second week after the due date. But the total breach amount should not be over 20% of the total amount of the contract. For the nine months ended September 30, 2009 and year ended December 31, 2008, the Company has had no costs related to a contract breach or product quality issue.

For the nine months ended September 30, 2009, only one customer in the aging list of the customer deposit and accounted 100%. Total sales to this customer in 2009 accounted for approximately 0%,

For the year ended December 31, 2008, two customers accounted for more than 10% of the customer deposit and each accounted approximately 26% and 12%, respectively. Total sales to each customer in 2008 accounted for approximately 1% and 4% of total sales, respectively.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 9 - SHORT TERM LOANS

Short term loans consist of the following:

	September 30,	December 31,
	2009	2008
Construction Bank	$19,818,594	$19,495,158
Defutai Bank	2,676,096	2,175,207
Nanyian Bank	5,576,405	6,683,487
Minsheng Bank	406,136	-
Shenzhen Development Bank	7,510,016	5,757,583
Pufa Bank	4,400,400	1,760,280
	$40,387,647	$35,871,715

The above outstanding short term loans are used primarily for general working capital purposes. Recurring bank loans carry annual interest rates of 3.54%~7.12% with maturity dates ranging from 30 days to one year.  These loans are either non-secured or secured by the Company’s accounts receivable, building and land-use rights.

The annual interest rates are shown as follows:

	2009	2008
Construction Bank	3.54%	6.84%
Defutai Bank	4.50%	4.92%
Agricultural Bank	-	7.20%
Nanyian Bank	7.12%	6.84%
Minsheng Bank	4.14%	-
Shenzhen Development Bank	5.35%	6.48%
Pufa Bank	5.84%	7.20%

The Pufa bank loans are collateralized by two dormitory building and equipment.

The Minsheng bank loans are guaranteed by the Company’s accounts receivables.

NOTE 10 - RESTRICTED CASH AND BANK NOTES PAYABLE

Bank notes payable consist of the following:

	September 30,	December 31,
	2009	2008
Shanghai Pufa Bank	$2,024,184	$-
Shenzhen Development Bank	1,653,670	10,336,605
Construction Bank	5,064,238	8,512,596
	$8,742,092	$18,849,201

The bank notes have no interest bearing. Additionally, the banks charge a ½ of 1 percent fee on the amounts borrowed by the Company.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 10 - RESTRICTED CASH AND BANK NOTES PAYABLE (CONTINUED)

The terms of the bank notes payable require the Company to maintain a deposit at the bank to secure the notes as follows:

	September 30,	December 31,
	2009	2008
Construction Bank,	$964,786	$1,753,433
Shenzhen Development Bank	1,932,362	9,923,397
Defutai Bank	501,037	-
Shenzhen Pingan Bank	-	4,765
Minsheng Bank	8,819	-
Nanyang Bank	148,431	-
Shanghai Pufa Bank	2,024,184	-
	$5,579,619	$11,681,595

NOTE 11 - DUE TO SHAREHOLDER

Due to shareholder consists of the following:

	September 30,	December 31,
	2009	2008
Due to Mr. Li Tianfu	$-	$7,842,780

The above amounts are due to Mr. Li Tianfu. These amounts are non-secured, no interest bearing, and are considered to be long-term with no fixed repayment date. The imputed interests are assessed as an expense to the business operation and an addition to the paid-in capital. The calculation is performed quarterly by annual rate in the range of 5.22 ~ 6.57% with the reference to the average three months loan rate. The imputed interests are as follows:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
Imputed interests	$-	$147,620	$-	$446,953

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 11 - DUE TO SHAREHOLDER (CONTINUED)

On November 28, 2008, the Company and its subsidiaries entered into a Debt Repayment and Set-Off Agreement (the “Repayment Agreement”) with Mr. Li and each of NIVS Investment (SZ) Co., Ltd.; Zhongkena Technology Development; Xentsan Technology (SZ) Co., Ltd.; Korea Hyundai Light & Electric (Int'l) Holding; NIVS Information & Technology (HZ) Co., Ltd.; and Hyundai Light & Electric (HZ) Co., Ltd. (collectively, the “Related Companies”).  Pursuant to the Agreement, as it was amended on December 22, 2008, each of the Related Companies agreed to completely and immediately repay all outstanding loan amounts that it owed to the Company and the Company agreed to repay $996,433 of the debt that it owed to Mr. Li.

Pursuant to the terms of the Repayment Agreement, the Company and its subsidiaries (collectively, the “NIVS Group”) had outstanding loan amounts of $8,838,159 owed to Mr. Li (the “Li Debt”), and Mr. Li, through the Related Companies, had an aggregate outstanding loan amount of $996,433 owed to the NIVS Group (the “Related Companies’ Debt”), with $996,433 owed by Korea Hyundai Light & Electric (Int'l) Holding.  The loans were unsecured with no fixed repayment date. Pursuant to the Repayment Agreement, the Related Companies’ Debt of $996,433 was repaid in full by set-off against the Li Debt of $8,838,159 such that, as a result of the transactions contemplated by the Repayment Agreement, the Related Companies’ Debt was no longer outstanding and neither Mr. Li nor any of the Related Companies owed the NIVS Group any loan amount.  Moreover, after the repayments under the Repayment Agreement, the Company’s remaining debt owed to Mr. Li was $7,842,780 as of December 31, 2008.

The parties to the Repayment Agreement also acknowledged that there were no remaining debt obligations owed to the Company or its subsidiaries, either directly or indirectly, by Mr. Li, any other executive officer or director, or any related family member, of the Company, or any entity owned or controlled by such persons, including the Related Companies, and that no loans or similar arrangements will be made by the Company or its subsidiaries to such persons or entities in the future.   Due to the loans that the Company made to the entities owned and controlled by its chief executive officer in violation of Section 402 of the Sarbanes-Oxley Act of 2002, the Company and/or its chief executive officer could become subject to criminal, civil or administrative sanctions, penalties, or investigations and may also face potential private securities litigation.

On December 24, 2008, the Company entered into an agreement with Mr. Li pursuant to which the outstanding debt of $7,842,780 that the Company owed to Mr. Li would be converted into shares of the Company’s common stock.  According to the agreement, the shares would be issued upon the closing of its public offering, which closed in March 2009. The number of shares that the Company issued to Mr. Li was equal to the debt amount of approximately $7,841,726 (as adjusted for currency fluctuations) divided by the offering price of the public offering.  Based on the offering price for the Company’s offering of $3.50 per share, the Company issued 2,240,493 shares of common stock to Mr. Li.  After giving effect to the conversion, the debt owed to Mr. Li was no longer outstanding and the Company does not have any outstanding debt owed to Mr. Li.  As a result of the conversion, the number of shares that Mr. Li beneficially owned increased from 12,204,667 shares to 14,445,160 shares.  This represented a 3.3% increase of Mr. Li’s ownership of the Company’s outstanding shares of common stock from 33.1% to 36.4%.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 12 - OTHER GENERAL AND ADMINISTRATIVE

For the three and nine months ended September 30, 2009 and 2008, the amount of other general and administrative expenses mainly composed of the following events:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
Audit and accounting	$102,477	$25,000	$145,269	$32,783
Legal fee	51,708	-	271,708	18,531
Office expenses	403,154	492,566	1,324,189	1,086,188
Salary and wages	130,695	203,413	522,071	479,146
Consulting	19,737	5,341	132,518	61,921
Utilities	13,343	137	39,796	81,202
Others	246,846	131,127	497,399	131,520
	$967,960	$857,584	$2,932,950	$1,891,291

NOTE 13 - STATUTORY RESERVES

As stipulated by the relevant laws and regulations for enterprises operating in PRC, the subsidiaries of the Company are required to make annual appropriations to a statutory surplus reserve fund. Specifically, the subsidiaries of the Company are required to allocate 10% of their profits after taxes, as determined in accordance with the PRC accounting standards applicable to the subsidiaries of the Company, to a statutory surplus reserve until such reserve reaches 50% of the registered capital of the subsidiaries of the Company.

NOTE 14 - INCOME TAX

Niveous is registered in BVI and pays no taxes.

NIVS HK is a holding company registered in Hong Kong and has no operating profit for tax liabilities.

NIVS Shenzhen serves as a branch company of NIVS PRC. The assessment of its tax liabilities is combined with that of NIVS PRC.  NIVS PRC is qualified as Hi-Tech Company in 2009.

Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law has replaced the old laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% replaces the 33% rate applicable to both DES and FIEs, except for High Tech companies that pay a reduced rate of 15%, subject to government verification for Hi-Tech company status in every three years. For companies established before March 16, 2007 continue to enjoy tax holiday treatment approved by local government for a grace period of either for the next 5 years or until the tax holiday term is completed, whichever is sooner.

The provision for taxes on earnings consisted of:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
PRC Enterprises Income Taxes	$1,166,471	$645,936	$2,442,340	$1,621,020
United States Federal Income Taxes	-	-	-	-
Total	$1,166,471	$645,936	$2,442,340	$1,621,020

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 14 - INCOME TAX (CONTINUED)

A reconciliation between the income tax computed at the U.S. statutory rate and the Group’s provision for income tax is as follows:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
U.S. statutory rate	34%	34%	34%	34%
Foreign income not recognized in the U.S.	-34%	-34%	-34%	-34%
PRC preferential enterprise income tax rate	25%	25%	25%	25%
Tax holiday and relief granted to the Subsidiary	-10%	-12.5%	-10%	-12.5%
Provision for income tax	15%	12.5%	15%	12.5%

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises had completed their relevant tax filings, hence the Company’s tax filings may not be finalized.  It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s tax filings which may lead to additional tax liabilities.

Accounting for Uncertainty in Income Taxes

The Company adopted the provisions of Accounting for Uncertainty in Income Taxes on January 1, 2007. The provisions clarify the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with the standard “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of Accounting for Uncertainty in Income Taxes also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on the Company’s evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions. In the event it receives an assessment for interest and/or penalties, it will be classified in the financial statements as tax expense.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

Lack of Insurance

The company does not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that the investors would lose their entire investment in the Company.

The Company could be exposed to liabilities or other claims for which the Company would have no insurance protection. The Company does not currently maintain any business interruption insurance, products liability insurance, or any other comprehensive insurance policy except for property insurance policies with limited coverage. As a result, the Company may incur uninsured liabilities and losses as a result of the conduct of its business. There can be no guarantee that the Company will be able to obtain additional insurance coverage in the future, and even if it can obtain additional coverage, the Company may not carry sufficient insurance coverage to satisfy potential claims. Should uninsured losses occur, any purchasers of the Company’s common stock could lose their entire investment.

Because the Company does not carry products liability insurance, a failure of any of the products marketed by the Company may subject the Company to the risk of product liability claims and litigation arising from injuries allegedly caused by the improper functioning or design of its products. The Company cannot assure that it will have enough funds to defend or pay for liabilities arising out of a products liability claim. To the extent the Company incurs any product liability or other litigation losses, its expenses could materially increase substantially. There can be no assurance that the Company will have sufficient funds to pay for such expenses, which could end its operations and the investors would lose their entire investment.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 16 - OPERATING RISK

Country risk

The Company has significant investments in the PRC. The operating results of the Company may be adversely affected by changes in the political and social conditions in the PRC and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. The Company can give no assurance that those changes in political and other conditions will not result in have a material adverse effect upon the Company’s business and financial condition.

NOTE 17 - CONCENTRATION OF CREDIT RISK

A significant portion of the Company’s cash at September 30, 2009 and December 31, 2008 is maintained at various financial institutions in the PRC which do not provide insurance for amounts on deposit.  The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area.

The Company operates principally in the PRC and grants credit to its customers in this geographic region. Although the PRC is economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company’s operations.

For the nine months ended September 30, 2009, one customer had net sales exceeding 10% of the Company’s total net sales. For year ended December 31, 2008, three customers had net sales exceeding 10% of the Company’s total net sales of the quarter.

NOTE 18 - SEGMENT INFORMATION AND GEOGRAPHIC INFORMATION

The segment information for revenue is as follows:

		Three Months	Three Months	Nine Months	Nine Months
		Ended	Ended	Ended	Ended
		September 30,	September 30,	September 30,	September 30,
		2009	2008	2009	2008
Standard audio and	China	$7,867,689	$21,685,845	$26,171,279	$38,429,568
video equipment:	Europe	3,070,058	728,995	10,199,873	3,050,970
	North America	22,441	1,069,931	1,075,390	3,390,087
	Other Asian Countries	6,461,698	7,256,163	17,473,587	16,486,181
	South America	234,484	2,600,629	1,376,833	5,211,502
	Other Countries	3,434,120	813,077	4,512,607	902,654
Intelligent audio and	China	10,260,067	732,498	20,444,678	3,048,225
video equipment	Europe	4,686,425	-	8,755,700	-
	North America	26,485	601,505	667,537	5,390,087
	Other Asian Countries	9,099,927	7,575,247	17,568,126	15,236,435
	South America	272,188	-	1,514,956	-
	Other Countries	4,278,606	-	5,624,938	-
Other audio and	China	1,301,614	6,347,578	4,618,934	9,902,654
video equipment	Europe	381,513	-	714,552	-
	Other Asian Countries	987,380	-	1,782,155	-
	South America	-	-	-	-
Total		$52,384,695	$49,411,468	$122,501,145	$101,048,363

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 19 - JULY 2008 INVESTOR RELATIONS AGREEMENT

In July 2008, the Company entered into a two-year consulting agreement with Nascent Value LLC (“Nascent”). According to the agreement, as amended, Nascent will provide the Company with business consulting and investor relation services. Nascent is a third-party investor relations firm that does not have any other relationship or common ownership with the Company or any of the Company’s affiliates. As consideration for entering into the agreement and compensation for Nascent’s services under the agreement, the Company issued to Nascent 425,000 shares (“IR Shares”) of its common stock upon the closing of the Share Exchange. In connection with the IR Shares, the Company recognized a stock-based compensation charge during the three months ended September 30, 2008 in the amount of $765,000, which is derived from valuing each share at $1.80, the price at which shares of the Company’s common stock were sold in the Private Placement. The Company also agreed to pay Nascent $6,000 per month for its services. Nascent also entered into a lock-up agreement with WestPark Capital, Inc., the placement agent for the Private Placement, pursuant to which 20,000 IR Shares will be subject to lock-up restrictions until the Company’s securities are listed on a national securities exchange and the remaining 405,000 IR Shares will be subject to lock-up restrictions following the listing of the Company’s common stock on NYSE Amex, which occurred in March 2009. WestPark Capital, Inc. reserves the right to release all or a portion of the shares at its sole discretion.

NOTE 20 - EARNINGS PER SHARE

Basic net income per share is computed by dividing net income by the weighted-average number of shares outstanding during the period.

Diluted net income per share is computed by using the weighted-average number of shares of common stock outstanding and, when dilutive, potential shares from options and warrants to purchase common stock, using the treasury stock method.

The following table illustrates the computation of basic and dilutive net income per share and provides a reconciliation of the number of weighted-average basic and diluted shares outstanding:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
Net income	$5,638,574	$4,563,188	$13,220,738	$11,048,180
Denominator:
Basic weighted-average shares outstanding	40,675,347	34,147,201	39,595,543	29,746,845
Effect of dilutive warrants	-	696,996	267,009	232,332
Diluted weighted-average shares outstanding	40,675,347	34,844,197	39,862,552	29,979,177
Net income per share:
Basic	$0.14	$0.13	$0.33	$0.37
Diluted	$0.14	$0.13	$0.33	$0.37

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 21 - COMMON STOCK WARRANTS

Since the inception of NIVS USA, the NIVS USA’s shareholders held an aggregate of 7,096,390 warrants. Immediately prior to the closing of the share exchange on July 25, 2008, the shareholders canceled an aggregate of 6,149,723 warrants such that the shareholders held an aggregate of 946,667 warrants immediately after the Share Exchange. On March 19, 2009, the shareholders exercised the aggregate warrants at $0.0001 per share in accordance with the cashless exercise provision in the underlying warrant agreements. The Company issued an aggregate of 946,640 shares of common stock for the cashless exercise of the 946,667 warrants at $4.12 per share.

In March 2009, NIVS USA completed a public offering of its commons stock and issued a warrant to purchase 55,000 shares at an exercise price of $4.20 per share. The warrant has 5 year term and is not exercisable until at least one year from the date of issuance.

The summary of the status of the Company’s outstanding warrant activity is as follows:

	Warrants	Average Exercise Price
Balance December 31, 2007	7,096,390		$0.0001
Warrants issued to shareholders	-	$
Warrants exercised	-		$-
Forfeited/canceled	6,149,723		$-
Balance December 31, 2008	946,667

Warrants issued to underwriter	55,000		$4.20
Warrants exercised	(946,667)		$-
Forfeited/canceled	-		$-
Balance September 30, 2009	55,000

NOTE 22 – OMNIBUS INCENTIVE PLAN

On June 23, 2009, the NIVS IntelliMedia Technology Group, Inc. 2009 Omnibus Incentive Plan (the “Plan”) was approved and adopted. As approved by the Board and shareholders, the Plan reserved a total of 4.0 million shares authorized for issuance under the Plan. A description of the material terms of the Plan and complete copy of the Plan are included in the Company's definitive proxy statement filed with the SEC on April 30, 2009 in connection with the Annual Meeting. The material features of the Plan are summarized as follows:

The Compensation Committee of the Company’s Board of Directors (or the Board of Directors if so desired) (the “Committee”) has the authority to determine, within the limits of the express provisions of the Plan, the individuals to whom awards will be granted, the nature, amount and terms of such awards and the objectives and conditions for earning such awards. The Committee may grant awards to any employee, director, consultant or other person providing services to the Company or its affiliates. The maximum awards that can be granted under the Plan to a single participant in any calendar year will be 1 million shares of common stock (whether through grants of Options or Stock Appreciation Rights or other awards of common stock or rights with respect thereto) or $1 million in the form of cash-based incentive awards.

Awards under the Plan may include incentive stock options, nonqualified stock options, stock appreciation rights (“SARs”), restricted shares of common stock, restricted stock units, performance share or unit awards, other stock-based awards and cash-based incentive awards.

As of September 30, 2009, no specific awards have been granted or are contemplated under the Plan. Also, the exact types and amounts of any future awards to be made to any eligible participants pursuant to the Plan are not presently determinable.  Due to the discretionary nature of the Plan, it is impossible to state who the participants in the Plan will be in the future or the number of options or other awards to be received by a person or group.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 22 – OMNIBUS INCENTIVE PLAN (CONTINUED)

An aggregate of 4,000,000 shares of the Company’s common stock is reserved for issuance and available for awards under the Plan, including incentive stock options granted under the Plan. With respect to awards made under the Plan, shares of common stock underlying awards that are forfeited or canceled (as a result, for example, of the lapse of an option or a forfeiture of restricted stock), as well as any shares surrendered to or withheld by the Company in payment or satisfaction of the exercise price of a stock option or tax withholding obligations with respect to an award, will be available for additional grants under the Plan.  On the exercise of a SAR, only the number of shares actually issued will be counted against the number of shares reserved for grant under the Plan. Shares to be issued or purchased under the Plan will be authorized but unissued shares of common stock. Shares issued with respect to awards assumed by the Company in connection with acquisitions do not count against the total number of shares available for new awards under the Plan.

NOTE 23 - SUBSEQUENT EVENTS

On October 26, 2009, the Company started the construction on Phase II of its factory in Huizhou (“Phase II”), which will include a new manufacturing facility and dormitory. Phase II's manufacturing facility, adjacent to Phase I, will span approximately 36,000 square meters and will be dedicated to designing and making super thin LEDTVs, HD LCDTVs and 3G cell phones under the NIVS brand name and intended for distribution in China's domestic market. The expected production capacity will be 2 million TV sets and 1.5 million phones per year. The estimate completion date is April 30, 2010 for the manufacturing facility and June 30, 2010 for the dormitory. The total budget of the construction is RMB 53,500,000 (approximately $7,847,380).

On October 27, 2009, the Company has signed a letter of intent to manufacture mobile phones for China Telecom Corp. Ltd. ("China Telecom") to be used with China Telecom’s 3G networks, e-Surfing. The Company will be manufacturing two CDMA 3G mobile phone models, the NE16 and NE20. Both of these phones are dual-mode phones using the EVDO and GSM standards, making them compatible with both 2G and 3G networks. China Telecom will initially purchase five million mobile phones for their e-Surfing network from among approximately twenty approved mobile phone vendors. The specific amount NE16 and NE20 phones to be ordered in the initial phase will be determined at a later date.

NOTE 24 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION

Basis of Presentation

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of NIVS IntelliMedia Technology Group exceed 25% of the consolidated net assets of NIVS IntelliMedia Technology Group. The ability of the Company’s Chinese operating subsidiaries to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances of the Chinese operating subsidiaries. Because substantially all of the Company’s operations are conducted in China and a substantial majority of its revenues are generated in China, a majority of the Company’s revenue being earned and currency received are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into US Dollars.

The condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these financial statements.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 24 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

NIVS IntelliMedia Technology Group, Inc.
(Formerly SRKP 19, Inc.)

CONDENSED PARENT COMPANY BALANCE SHEETS
(Dollars in Thousands)

	September 30,	December 31,
	2009	2008
	(Unaudited)
ASSETS

Cash	$-	$-
Other receivables	8
Investment in subsidiaries, at equity in net assets	68,629	46,521
Total Assets	68,637	46,521

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Due to subsidiaries	-	132
Due to Stockholders	-	-
Total Current Liabilities	-	132

COMMITMENTS AND CONTINGENCIES

Warrants Liabilities	-	-

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, $.0001 par value, 10,000,000 shares authorized, none issued
Common stock, $.0001 par value, 100,000,000 shares authorized, 40,675,347 and 36,855,714 shares issued and outstanding at September 30, 2009 and December 31, 2008, respectively	4	4
Additional Paid in Capital	21,717	12,663
Accumulated other comprehensive income	3,933	3,960
Statutory surplus reserve fund	3,569	3,569
Retained earnings (unrestricted)	39,414	26,193
Total Stockholders’ Equity (Deficit)	68,637	46,389
Total Liabilities & Shareholders' Equity	$68,637	$46,521

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 24 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

NIVS IntelliMedia Technology Group, Inc.
(Formerly SRKP 19, Inc.)

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS
(Dollars in Thousands)

	For the	For the	For the	For the
	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$-	$-	$-	$-

Merger cost	-	944	-	944
Other general and administrative	184	21	671	34
Total Expenses	184	965	671	978

Warrant pricing				-

Equity in undistributed income of subsidiaries	6,441	12,026	13,892	12,026
Income before income taxes	6,257	11,061	13,221	11,048

Provision for income tax	-	-	-	-

Net income	$6,257	$11,061	$13,221	$11,048

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements and disclosures
Amounts and Disclosures for the Three and Nine Months Ended September 30, 2009 and 2008 are Unaudited

NOTE 24 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

NIVS IntelliMedia Technology Group, Inc.
(Formerly SRKP 19, Inc.)

CONSDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	For the	For the
	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
	2009	2008
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net income	$13,221	$11,048
Other receivables	(8)
Equity in undistributed income of subsidiaries	(13,892)	(12,026)
Increase in due to subsidiaries	-	-
Net Cash (Used) by Operating Activities	(679)	(978)

Cash Flows from Investing Activities:
Capital contribution to subsidiaries	(533)	(9,478)
Net Cash (Used) by Investing Activities	(533)	(9,478)

Cash Flows from Financing Activities:
Advances from stockholders
Repayment to stockholders		(33)
Repayment to subsidiaries	-	-
Proceeds from issuance of shares		-
Proceeds from issuance of warrants		-
Net proceeds of share issurance	1,212	10,488
Net Cash Provided by Financing Activities	1,212	10,455

Net increase/(decrease) in cash and cash equivalents	-	(1)
Cash and cash equivalents, beginning of period	-	1
Cash and cash equivalents, end of period	$-	$-

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to the financial condition and results of operations of NIVS IntelliMedia Technology Group, Inc. (the “Company”) and its subsidiaries, including its wholly-owned subsidiary, NIVS Holding Company Limited, a British Virgin Islands corporation (“NIVS BVI”), and NIVS (Huizhou) Audio & Video Tech. Co., Ltd., a company organized under the laws of the PRC (“NIVS PRC”), which is 97.5% owned by NIVS BVI and 2.5% owned by Tianfu Li, our Chief Executive Officer and Chairman of the Board. See the notes to the financial statements of this report for more information on our organization and ownership structure.

Forward-Looking Statements

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes, and the other financial information included in this Quarterly Report.

This Quarterly Report contains forward-looking statements that involve substantial risks and uncertainties. All statements other than historical facts contained in this report, including statements regarding our future financial position, capital expenditures, cash flows, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “anticipated,” “believe,” “expect, “plan,” “intend,” “seek,” “estimate,” “project,” “could,” “may,” and similar expressions are intended to identify forward-looking statements. Such statements reflect our management’s current views with respect to future events and financial performance and involve risks and uncertainties, including, without limitation, Our reliance on our major customers for a large portion of our net sales; our ability to develop and market new products; our ability to continue to borrow and raise additional capital to fund our operations; our ability to collect aging trade receivables and the effect of a growing doubtful account allowance; our ability to accurately forecast amounts of supplies needed to meet customer demand; exposure to market risk through sales in international markets; the market acceptance of our products; exposure to product liability and defect claims; and fluctuations in the availability of raw materials and components needed for our products; and various other matters, many of which are beyond our control. Actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated should one or more of these risks or uncertainties occur or if any of the risks or uncertainties described elsewhere in this report occur. Consequently, all of the forward-looking statements made in this filing are qualified by these cautionary statements and there can be no assurance of the actual results or developments.

Overview

Through NIVS PRC, we engage in the development, production and sales of audio and video equipment, and set-top box products. In recent years, we have spent substantial resources on research and development to establish intelligent video and audio products (meaning products incorporating Chinese speech interactive technology), which we believe should help us diversify our revenue streams in addition to adding a higher margin product line. We combine our Chinese speech interactive technology with traditional video and audio products to form an intelligent audio-visual system consisting of the audio system, TV set and DVB. Our audio products have a solid reputation and established brand name in the PRC, while abroad our products have been named among the most popular brands on consumer websites for several years.

We sell our products to wholesalers and distributors of electronic products. For export sales and OEM production, we produce based on customer demand and orders. For products with our own brand names, customers generally do not provide us with any long-term commitments. As a result it is necessary for us to estimate, based in part on non-binding estimates by our customers and potential customers, the requirements for our products. In addition, in some instances, we develop products based on anticipated customer demand with no assurance that we will receive the anticipated orders. To the extent that we do not receive the anticipated orders or that our customers require products in greater quantities than anticipated, our revenue and margins will be affected.

A small number of customers account for a very significant percentage of our revenue. For the nine months ended September 30, 2008, we had three customers that each accounted for at least 5% of the revenues that we generated. These three customers accounted for a total of approximately 28.3 % of our revenue for that period. During the nine months ended September 30, 2008, we had one customer that accounted for more than 10% of our sales. The customer accounted for 13.1 % of our sales.  The loss of any of these customers could have a material adverse effect upon our revenue and net income.

We have longstanding business relationships with certain suppliers with stable supply sources, and we believe this practice helps us reduce our risk on shortage of raw material supply.  We also enter into one-year agreements with some of our suppliers that provide our forecast of the quantity that we believe that we will need for the upcoming year.  These agreements typically result in obtaining a discount on our purchases from our suppliers during the year as we submit purchase orders further to the agreements.  Notwithstanding our practices to reduce the cost of our materials, price fluctuations of materials will still affect our production cost and gross margin.

Various factors may impact our company’s performance in different ways. Our ability to compete effectively in light of the short life cycle of many of our products is related to the amount of resources we invest in research and development and how quickly we are able to produce new product models to replace products with older functionality.  By upgrading our products, adding functionality, and improving technological specifications, we can increase the value of such products and the resulting product price, which can help compensate for losses associated with the short life cycle of many of our products and can help increase our revenue.  For example, the average selling price for certain of our existing speaker and CRT TV has been declining.  By adding functionality and developing new design to our speaker to form new intelligent audio and video equipment and shift CRT TV to LCDTV production, we believe we increased the value of such products and the resulting product price.

In addition, we have shifted our focus from one product to another product that we believe would increase our profitability.  For example, in the first nine months of 2009, our sales revenue for LCDTV increased approximately 38.8%, respectively, compared to our sales revenue for the first nine months of 2008.

During the first nine months of 2009, our sales revenue for new intelligent audio and video equipment was approximately $54.5 million, which represented an increase of approximately 52.4% compared to revenue of $34.8 million from the sale of intelligent audio and video equipment for the first nine months of 2008. The increase in revenue for new intelligent audio and video equipment resulted from an increase in sales volume. In the first six months of 2009, our sales volume for home theater increased approximately 66.1% as compared to the first six months of 2008. We believe the increase in sales revenue and volume are a result of our investment of resources into the research and development of new products and design, our focus on the promotion of our brand, and expansion of our sales channels.

In the past, we have relied more heavily on sales to original equipment manufacturers (OEMs) for a significant portion of our revenues; however, we have increased our focus on and investment of resources in sales of our own brand, which we believe will permit us to decrease our reliance on OEM sales. OEM sales accounted for approximately 56.1% of our revenues for the nine months ended September 30, 2009, as compared to 64.8% for the nine months ended September 30, 2008, and sales of products with our own brand accounted for approximately 43.9 % of our revenues for the same period, as compared to 35.2 % for the same period in 2008.

Results of Operations

The following table sets forth information from our statements of operations for the three months ended September 30, 2009 and 2008 (unaudited) in dollars and as a percentage of revenue:

	For Three Months Ended				For Nine months Ended
	September 30,				September 30,
	2009		2008		2009		2008
	(in dollars)	(as percent of revenue)	(in dollars)	(as percent of revenue)	(in dollars)	(as percent of revenue)	(in dollars)	(as percent of revenue)
	(all amounts are in thousands except percentages, share and per share amounts)

Revenue	$52,385	99.9%	49,411	99.7%	122,501	99.8%	101,048	99.7%
Other Sales	71	0.1%	165	0.3%	223	0.2%	321	0.3%
Cost of Goods Sold	(40,334)	-76.9%	(38,262)	-77.2%	(94,604)	-77.1%	(77,853)	-76.8%
Gross Profit	12,121	23.1%	11,314	22.8%	28,120	22.9%	23,517	23.2%

Selling Expenses	2,884	5.5%	1,287	2.6%	5,534	4.5%	2,650	2.6%

General and administrative
Amortization	24	0.0%	18	0.0%	60	0.0%	51	0.1%
Depreciation	84	0.2%	88	0.2%	248	0.2%	249	0.2%
Bad debts	-	0.0%	424	0.9%	-	0.0%	808	0.8%
Merger cost	-	0.0%	1,784	3.6%	-	0.0%	1,784	1.8%
Stock-based compensation	-	0.0%	765	1.5%	-	0.0%	765	0.8%
Others General and administrative	968	1.8%	858	1.7%	2,933	2.4%	1,891	1.9%
Total General and administrative	1,076	2.1%	3,936	7.9%	3,241	2.6%	5,549	5.5%
Research and development	1,122	2.1%	261	0.5%	2,457	2.0%	668	0.7%
Total operating expenses	5,083	9.7%	5,484	11.1%	11,233	9.2%	8,867	8.7%
Income from operations	7,039	13.4%	5,830	11.8%	16,887	13.8%	14,649	14.5%

Other income (expenses)
Government grant	335	0.6%	22	0.0%	402	0.3%	22	0.0%
Interest income	-		251	0.5%	-	0.0%	394	0.4%
Interest expense	(404)	-0.8%	(518)	-1.0%	(1,290)	-1.1%	(1,563)	-1.5%
Imputed interest	-		(148)	-0.3%	-	0.0%	(447)	-0.4%
Sundry income (expense), net	-		(32)	-0.1%	10	0.0%	(22)	0.0%
Total other income (expenses)	(69)	0.1%	(425)	-0.9%	(878)	-0.7%	(1,617)	-1.6%

Income before minority interest and income taxes	6,970	13.3%	5,405	10.9%	16,009	13.0%	13,033	12.9%
Income taxes	(1,166)	-2.2%	(646)	-1.3%	(2,442)	-2.0%	(1,621)	-1.6%
Minority interest

Net Income	$5,804	11.1%	$4,759	9.6%	$13,567	11.1%	$11,412	11.3%

Three months ended September 30, 2009 and 2008

Revenues, which consist of sales of our products, were $52.4 million for the three months ended September 30, 2009, an increase of $3.0 million, or 6.0%, compared to $49.4 million for the same period in 2008. The increase in revenue was attributed mainly to the increased demand for our products, which we believe is a result of our market expansion efforts. The increase of revenue was also due to the new sales of digital equipment and LCD products. For the three months ended September 30, 2009, our sales revenue for standard audio equipment increased to $18.7 million, a decrease of 35.4% compared to $28.9 million for the same period in 2008. Sales revenue for televisions decreased to $5.8 million, a decrease of 15.8% compared to $6.8 million for the same period in 2008. Sales revenue for our intelligent audio and video equipment increased to $25.3 million, an increase of 200.0% compared to $8.4 million for the same period in 2008. For the three months ended September 30, 2009, our sales volume for standard audio equipment decreased by 29.4% to 1.0 million pieces as compared to 1.5 million pieces for the same period in 2008. The decrease was due to product upgrades to the intelligent products from standard products. For the three months ended September 30, 2009, our sales volume for televisions decreased by 34.3% to 42,000 pieces as compared to 64,000 pieces for the same period in 2008. Our sales volume for intelligent audio and video equipment increased by 184.4% to 0.9 million pieces as compared to 320,000 pieces for the same period in 2008. We believe the increase in intelligent equipment sales revenue and volume are a result of our investment of resources into the research and development of new products and design to meet the requirements of the market, our focus on the promotion of our brand, and expansion of our sales channels.

Costs of sales, which include raw material, labor and manufacturing overhead, were $40.3 million for the three months ended September 30, 2009, an increase of $2.0 million, or 5.4%, compared to $38.3 million for the same period in 2008. The increase was primarily a result of the increase in sales and was relatively consistent with the increase in our net revenue. As a percentage of net revenue, cost of sales for the three months ended September 30, 2009 and 2008 was 76.9 % and 77.2%, respectively.

Gross profit for the three months ended September 30, 2009 was $12.1 million, or 23.1 % of revenues, compared to $11.3 million, or 22.8% of revenues, for the comparable period in 2008. Gross profit margins are a factor of cost of sales, product mix and product demand. In the third quarter of 2009, the price of intelligent audio and video equipment which are large percentage of our sales increased and some of the costs involved in production decreased. These factors caused the increase in gross margin.

Selling expenses, which mainly include marketing, shipping, insurance, wage and other expenses, were $2.9 million for the three months ended September 30, 2009, an increase of $1.6 million, or 124.2%, compared to $1.3 million for the same period in 2008. The increase was primarily due to an increase in television advertising (on CCTV) and marketing activities.

Research and development expenses were approximately $1.1 million for the three months ended September 30, 2009, an increase of approximately $0.8 million, or 329.7%, compared to $0.3 million for the same period in 2008. We believe that our focus on research and development contributed to the increase in our total sales. In the future, we expect to continue to increase our research and development efforts and to enable us to manufacture wider lines of products.

General and administrative expenses, which include wage, benefit, bad debts, utility, consulting, professional fee, various taxes and levies and other expenses, were $1.1 million for the three months ended September 30, 2009, a decrease of $2.9 million, or 265.8%, compared to $4.0 million for the same period in 2008. The decrease was primarily a result of a decrease in the expense related to merger and financing in 2008.  We expect our general and administrative expenses to increase as a result of professional fees incurred as a result of being a publicly reporting company in the United States.

Interest expenses were $0.4 million and $0.5 million for the three months ended September 30, 2009 and 2008, respectively. The decrease was due to the decrease in the interest rate during the three months ended September 30, 2009.

Income tax provisions for the three months ended September 30, 2009 were approximately $1.2 million, as compared to approximately $0.6 million for the three months ended September 30, 2008. The increase was primarily due to an increase in the taxable income for the three months ended September 30, 2009. NIVS PRC is registered in PRC and has had tax advantages granted by local government for corporate income taxes and sales taxes commencing April 6, 2004. NIVS PRC has been entitled to have a full tax exemption for the first two profitable years, followed by a 50% reduction on a normal tax rate of 24% for the following three consecutive years. Our effective income tax rates for the three months ended September 30, 2009 and September 30, 2008 were 15% and 12.5%, respectively.  On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies will be subject to enterprise income tax at a uniform rate of 25%. The new law became effective on January 1, 2008. During the transition period for enterprises established before March 16, the tax rate will be gradually increased starting in 2008 and be equal to the new tax rate in 2012. We believe that our profitability will be negatively affected in the near future as a result of the new EIT Law.

Net income was $5.8 million for the three months ended September 30, 2009, an increase of $1.0 million, or 21.9%, compared to $4.8 million for the same period in 2008.

Nine months ended September 30, 2009 and 2008

Revenues were $122.5 million for the nine months ended September 30, 2009, an increase of $21.5 million, or 21.2%, compared to $101.0 million for the same period in 2008. The increase in revenue was attributed mainly to the increased demand for our products, which we believe is a result of our market expansion efforts. The increase of revenue was also due to the new sales of digital equipment and LCD products. For the nine months ended September 30, 2009, our sales revenue for standard audio equipment decreased to $56.4 million, a decrease of 4.3% compared to $58.9 million for the same period in 2008. Sales revenue for televisions increased to $17.6 million, an increase of 34.3% compared to $13.1 million for the same period in 2008. Sales revenue for our intelligent audio and video equipment increased to $41.3 million, an increase of 101.8% compared to $20.5 million for the same period in 2008. For the nine months ended September 30, 2009, our sales volume for standard audio equipment decreased by 3.6% to 3.0 million pieces as compared to 3.1 million pieces for the same period in 2008.  The decrease was due to product upgrades to the intelligent products from standard products.  For the nine months ended September 30, 2009, our sales volume for televisions increased by 25.3% to 124,000 pieces as compared to 99,000 pieces for the same period in 2008. Our sales volume for intelligent audio and video equipment increased by 107.2% to 1.5 million pieces as compared to 0.7 million pieces for the same period in 2008. We believe the increase in sales revenue and volume of intelligent equipment are a result of our investment of resources into the research and development of new products and design to meet the requirements of the market, our focus on the promotion of our brand, and expansion of our sales channels.

Costs of sales were $94.6 million for the nine months ended September 30, 2009, an increase of $16.8. million, or 21.5%, compared to $77.8 million for the same period in 2008. The increase was primarily a result of the increase in sales and was relatively consistent with the increase in our net revenue. As a percentage of net revenue, cost of sales for the nine months ended September 30, 2009 and 2008 was 77.1   % and 76.8%, respectively.

Gross profit for the nine months ended September 30, 2009 was $28.1 million, or 22.9 % of revenues, compared to $23.5 million, or 23.2% of revenues, for the comparable period in 2008. Gross profit margins are a factor of cost of sales, product mix and product demand. In the nine months of 2009, the price of standard audio equipments which are large percentage of our sales decreased and some of the costs involved in production increased; however, its effect is partially offset by increase in the new intelligent products. These factors caused the small decrease in gross margin

Selling expenses, which mainly include marketing, shipping, insurance, wage and other expenses, were $5.5 million for the nine months ended September 30, 2009, an increase of $2.8 million, or 108.8%, compared to $2.7 million for the same period in 2008. The increase was primarily due to an increase in television advertising (on CCTV), internet advertising, and marketing activities.

Research and development expenses were approximately $2.5 million for the nine months ended September 30, 2009, an increase of approximately $1.8 million, or  267.7%, compared to $0.7 million for the same period in 2008. We believe that our focus on research and development contributed to the increase in our total sales. In the future, we expect to continue to increase our research and development efforts and to enable us to manufacture wider lines of products.

General and administrative expenses were $3.2 million for the nine months ended September 30, 2009, a decrease of $2.3 million, or 41.6%, compared to $5.5 million for the same period in 2008. The decrease was primarily a result of no bad debt expense in the first quarter of 2009.  We expect our general and administrative expenses to increase as a result of professional fees incurred as a result of being a publicly reporting company in the United States.

Interest expenses were $1.3 million and $1.6 million for the nine months ended September 30, 2009 and 2008, respectively. The decrease was due to the decrease in the interest rate during the nine months ended September 30, 2009.

Income tax provisions for the nine months ended September 30, 2009 were approximately $2.4 million, as compared to approximately $1.6 million for the nine months ended September 30, 2008. The decrease was primarily due to a decrease in the taxable income for the nine months ended September 30, 2009. NIVS PRC is registered in PRC and has had tax advantages granted by local government for corporate income taxes and sales taxes commencing April 6, 2004. NIVS PRC has been entitled to have a full tax exemption for the first two profitable years, followed by a 50% reduction on a normal tax rate of 24% for the following three consecutive years. Our effective income tax rates for the nine months ended September 30, 2009 and September 30, 2008 were 15 % and 12.5%, respectively.  On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies will be subject to enterprise income tax at a uniform rate of 25%. The new law became effective on January 1, 2008. During the transition period for enterprises established before March 16, the tax rate will be gradually increased starting in 2008 and be equal to the new tax rate in 2012. We believe that our profitability will be negatively affected in the near future as a result of the new EIT Law.

Net income was $13.6 million for the nine months ended September 30, 2009, an increase of $2.2 million, or 18.9%, compared to $11.4 million for the same period in 2008.

Liquidity and Capital Resources

We had an unrestricted cash balance of approximately $2.3 million as of September 30, 2009, as compared to $0.5 million as of December 31, 2008. In addition, we also had approximately $5.6 million in restricted cash as of September 30, 2009, as compared to $11.7 million as of December 31, 2008. Our restricted cash is held as a security deposit for our recurring, short-term bank notes. Our funds are kept in financial institutions located in China, and banks and other financial institutions in the PRC do not provide insurance for funds held on deposit, and in the event of a bank failure, we may not have access to our funds on deposit.  In addition, we are subject to the regulations of the PRC, which restrict the transfer of cash from China, except under certain specific circumstances. Accordingly, such funds may not be readily available to us to satisfy obligations that have been incurred outside the PRC.

We had negative working capital of approximately $2.0 million, and $18.6 million as at September 30, 2009 and as of December 31, 2008, respectively. The decrease of negative working capital was largely caused by public offering fund raising and management attention to the aging of accounts payable.

Our accounts receivable has been an increasingly significant portion of our current assets, representing $29.5 million, $20.4 million, or 49.1%, 45.3%, and of current assets, as at September 30, 2009 and as of December 31, 2008, respectively.  If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay for our products, or to make payments in a timely manner, our liquidity and results of operations could be materially adversely affected. An economic or industry downturn could materially adversely affect the servicing of these accounts receivable, which could result in longer payment cycles, increased collections costs and defaults in excess of management’s expectations. A significant deterioration in our ability to collect on accounts receivable could affect our cash flow and working capital position and could also impact the cost or availability of financing available to us.

We provide our major customers with payment terms ranging from 30 to 90 days. Additionally, our production lead time is approximately three weeks, from the inspection of incoming materials, to production, testing and packaging. We need to keep a large supply of raw materials and work in process and finished goods inventory on hand to ensure timely delivery of our products to our customers.  We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Allowance for doubtful accounts is based on our assessment of the aging of accounts receivable, the collectibility of specific customer accounts, our history of bad debts, and the general condition of the industry. Our aging of accounts receivables could result in our inability to collect receivables requiring us to increase our doubtful accounts reserve, which would decrease our net income and working capital.  We experienced no bad debt expense in the nine months ended as of September 30, 2009 compared to $0.8 million for the same period in 2008. We believed it was appropriate to maintain the reserve balance for doubtful accounts primarily due to a decrease in the aging of our accounts receivable with a growth in our outstanding receivables as of September 30, 2008, and the general decline in the domestic and global economy. Due to the difficulty in assessing future trends, we could be required to further increase our provisions for doubtful accounts.  As our accounts receivable age and become uncollectible our cash flow and results of operations are negatively impacted.

As of September 30, 2009, inventories amounted to $22.4 million, compared to $11.3 million as of December 31, 2008. We have experienced increased sales volume annually and, also, we launched promotion campaign in domestic market in the first quarter of 2009; as a result, we need to maintain certain amounts of finished goods to meet the customers’ demand when launching nationwide promotion campaign. We expect to experience increase in our inventory levels going forward, including both of raw material and finished goods.  We maintain certain reserve amounts of raw materials in our inventories and engage in long-term arrangements with suppliers in an attempt to protect against any rising prices and shortages of raw materials used to manufacture our products.

NIVS PRC has entered into various revolving bank loans and bank notes to finance our operation. Most of the loans are one year renewable. NIVS PRC had bank loans of approximately $40.4 million, $36.1 million, $35.9 million and $28.6 million as at September 30, 2009 and 2008 and as of December 31, 2008 and 2007, respectively. These loans carry annual interest rates of approximately 3.54% to 7.12% with maturity dates ranging from 30 days to one year. These loans are either unsecured or secured by the Company’s buildings, receivables and land use rights.

From June 2005 to November 2008, our subsidiaries entered into hundreds of loan transactions with NIVS PRC’s founder and our principal shareholder and current Chief Executive Officer and Chairman of the Board, Tianfu Li.  In these loan transactions, we would borrow funds from Mr. Li.  As of September 30, 2008, our subsidiaries had an aggregate outstanding loan balance due to Mr. Li of $9.1 million and $568,063 owed to NIVS Investment (SZ) Co., Ltd.  In addition, our subsidiaries, primarily through NIVS PRC and NIVS International (H.K.) Limited (“NIVS HK”), would lend funds to the entities that were owned and controlled by Mr. Li.  These entities controlled by Mr. Li are NIVS Investment  (SZ) Co., Ltd.; Zhongkena Technology Development; Xentsan Technology (SZ) Co., Ltd.; Korea Hyundai Light & Electric (Int'l) Holding; NIVS Information & Technology (HZ) Co., Ltd.; and Hyundai Light & Electric (HZ) Co., Ltd. (collectively, the “Related Companies”).  Our loans to related parties also include a loan to a supplier of Hyundai Light and Electric (HZ) Co. Ltd. in the amount of 38,474,900 RMB, which is equal to approximately U.S. $5.5 million. The note carried an interest rate of 1.5% per month and was guaranteed by Hyundai Light and Electric (HZ) Co Ltd.

The amount of the loans made by our subsidiaries to the Related Companies ranged in amount.  The aggregate amount loaned from our subsidiaries to the Related Companies was approximately $13 million and $10 million during the years ended December 31, 2008 and 2007, respectively.  The loan amounts owed to our subsidiaries by the Related Companies as of December 31, 2008 and 2007 were $0 and $2.2 million, respectively.  As of December 31, 2008, our subsidiaries had an aggregate outstanding loan balance due to Mr. Li of $7.8 million, which was converted into equity upon the closing of our public offering in March 2009. All of the loans to and from our subsidiaries were unsecured with no fixed repayment date.  The loans were borrowed and repaid frequently.  Normally, it was agreed that the loan amounts were to be paid back to our subsidiaries within three to six months from the date of the loan transaction.  The loans to the Related Companies were for temporary funding of each of the Related Companies’ business.

As presented in our statements of cash flows in our financial statements, the cash payments directly to and from our largest shareholder, Mr. Li, are reflected as “Due to Shareholder” and are classified as financing activities pursuant to the standards within Accounting Standard Codification 230-10-45, which provides that “financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; borrowing money and repaying amounts borrowed.”  The loan transactions with the related parties are classified as investing activity in accordance with the standards within Accounting Standard Codification 230-10-45 as the related parties are not “owners” of our company as described in the standards within Accounting Standard Codification 230-10-45 since the entities do not own equity in our company.  In addition, Mr. Li, from July 2008, has not owned any part of Hyundai Light & Electric (Int’l) Holding Limited, and Mr. Li has never had any ownership interest of the supplier of Hyundai Light & Electric (Int’l) Holding Limited that was the holder of the note.  The loans to the related parties were not a borrowing of funds by us, nor a repayment of funds borrowed by an owner.

Upon the closing of the Share Exchange, we, a publicly reporting company under U.S. securities laws, gained ownership of the subsidiaries. As a result, our subsidiaries became subject to the Sarbanes-Oxley Act of 2002, including Section 402’s prohibition against personal loans to directors and executive officers, either directly or indirectly. Because the loans did not have a purpose directly related to the business operations of our company or our subsidiaries, we believe that the loans made and outstanding after the closing of the Share Exchange may violate Section 402 of Sarbanes-Oxley, which would subject us and our chief executive officer to possible criminal, civil or administrative sanctions, penalties, or investigations, in addition to potential private securities litigation. It was intended that all loans from our subsidiaries to our officers and directors, whether directly or indirectly, be repaid in full prior to the closing of the Share Exchange, and no further loans were to be made to such related parties after the closing of the Share Exchange, which occurred on July 25, 2008. In November 2008, it was discovered that the loans to the entities owned by Mr. Li continued after the closing of the Share Exchange, as more fully described in the notes to the financial statements contained in this report. We made a total of 47 loans, with a total loan amount of $3,221,915, to the Related Companies after the closing of the Share Exchange.

On November 28, 2008, we and our subsidiaries entered into a Debt Repayment and Set-Off Agreement (the “Agreement”) with Mr. Li and the Related Companies.  Pursuant to the Agreement, as it was amended on December 22, 2008, each of the Related Companies agreed to completely and immediately repay all outstanding loan amounts that it owed to us and our subsidiaries and we and our subsidiaries agreed to repay approximately $1.0 million of the debt that we and our subsidiaries owed to Mr. Li.  As inducement for the Related Companies for entering into the Agreement, we and our subsidiaries agreed to, among other things, permit the amounts owed to us by the Related Companies to be off-set by amounts that we owed to Mr. Li and acknowledge that the Related Companies no longer owed any loan amounts to us or our subsidiaries.

Immediately prior to the repayments under the Agreement, our subsidiaries had an aggregate outstanding loan amount of approximately $8.8 million owed to Mr. Li (the “Li Debt”).  On the same date, Mr. Li, through the Related Companies, had an aggregate outstanding loan amount of approximately $1.0 million owed to our subsidiaries (the “Related Companies’ Debt”), which consisted of approximately $1.0 million owed by Korea Hyundai Light & Electric (Int'l) Holding. Pursuant to the Agreement, the Related Companies’ Debt of approximately $1.0 million was repaid by set off against the Li Debt of approximately $8.8 million.  As a result of the transactions contemplated by the Agreement, the Related Companies’ Debt is no longer outstanding and neither Mr. Li nor any of the Related Companies owed us or our subsidiaries any loan amount.  Moreover, after the repayments under the Agreement, our subsidiaries’ remaining debt owed to Mr. Li was approximately $7.8 million.  The parties to the Repayment Agreement also acknowledged that there were no remaining debt obligations owed to the us or our subsidiaries, either directly or indirectly, by Mr. Li, any other executive officer or director, or any related family member, of our company or subsidiaries, or any entity owned or controlled by such persons, including the Related Companies, and that no loans or similar arrangements will be made by us or our subsidiaries to such persons or entities in the future.

On December 24, 2008, we and three of our subsidiaries (NIVS BVI, NIVS HK, and NIVS PRC) entered into an agreement with Mr. Li pursuant to which the outstanding debt of $7.8 million that we owed to Mr. Li would be converted into shares of our common stock based on the closing price of our public offering that we conducted in March 2009.  According to the agreement, we issued 2,240,493 shares of our common stock to Mr. Li in March 2009 upon the closing of our public offering.  As a result of the conversion, the debt amount of $7.8 million was converted into shares of common stock at $3.50 per share, and the debt is no longer outstanding.

In March 2009, we completed a public offering consisting of 550,000 shares of our common stock. WestPark Capital, Inc. acted as underwriter in the public offering.  Our shares of common stock were sold to the public at a price of $3.50 per share, for gross proceeds of approximately $1.9 million.  Compensation for WestPark Capital’s services included discounts and commissions of $192,500, a $57,750 non-accountable expense allowance, roadshow expenses of approximately of $10,000, and legal counsel fees (excluding blue sky fees) of $40,000.  WestPark Capital also received a warrant to purchase 55,000 shares of our common stock at an exercise price of $4.20 per share.  The warrant, which has a term of five years, is not exercisable until at least one-year from the date of issuance.  The warrant also carries registration rights.  In April 2009, the underwriters exercised their over-allotment option in full for the offer and sale of 82,500 additional shares of common stock at $3.50 per share, for gross proceeds of $288,750.

In April 2009, WestPark Capital exercised its over-allotment option to purchase an additional of 82,500 shares of common stock. The shares were sold a price of $3.50 per share for a gross proceed of $288,750. Compensation incurred in the public offering included discounts and commissions of $28,875, an $8,663 non-accountable expense allowance, other expenses of $4,821, and legal counsel fees of $42,500.

On July 25, 2008, concurrently with the close of the Share Exchange, we conducted an initial closing of a private placement transaction pursuant to which we sold an aggregate of 5,239,460 shares of common stock at $1.80 per share, for gross proceeds of approximately $9.4 million. On August 12, 2009, we conducted a second and final closing of the private placement pursuant to which we sold an additional 1,304,587 shares of common stock at $1.80 per share for gross proceeds of approximately $2.3 million. Accordingly, we sold a total of 6,544,047 shares of common stock in the private placement for aggregate gross proceeds of approximately $11.8 million (the “Private Placement”). WestPark Capital, Inc., the placement agent for the Private Placement, was paid a commission equal to 6.5% of the gross proceeds from the financing, in addition to a $130,000 success fee for the Share Exchange, for an aggregate fee of approximately $896,000.  We agreed to file a registration statement covering the common stock sold in the Private Placement and to pay for all costs related to the registration of the shares. The registration statement covering such shares was declared effective by the Securities and Exchange Commission in March 2009.  We have used the proceeds from the Private Placement to provide working capital for speech-controlled TV and product promotion, speech-controlled audio acoustics, DVD, and DVB production capacity expansion, technology and product research and development, basic research and application product development, brand building and publicity and strengthening channel building and brand promotion in China and to increase reserve funds as well as new production lines for LCD TV for the expansion of business.

We are required to contribute a portion of our employees’ total salaries to the Chinese government’s social insurance funds, including pension insurance, medical insurance, unemployment insurance, and job injuries insurance, and maternity insurance, in accordance with relevant regulations. Total contributions to the funds are approximately $120,000 and $160,000for the nine months ended September 30, 2009 and 2008, respectively. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations and commence contributions to an employee housing fund.

Net cash provided in operating activities was $9.6 million for the nine months ended September 30, 2009, compared to net cash used in operating activities of $8.3 million for the nine months ended September 30, 2008.  The increase in net cash provided in operating activities was primarily due to a decrease in advances to suppliers and a decrease in accounts receivable. Our increase in net cash provided in operating activities for the nine months ended September 30, 2009 was partially offset by an increase in cash used in inventories in response to increasing material prices and demand of our products.

Investing activity during the nine months ended September 30, 2009 and 2008 included the purchasing of property and equipment and intangible assets, which resulted in net cash used in investing activities of $3.3 million for the nine months ended September 30, 2009, compared to net cash used in investing activities of $13.0 million for the nine months ended September 30, 2008. The decrease in net cash used in investing activities was primarily due to the completion of our new plant renovation in 2008. In June 2008, we entered into an agreement for the purchase of production equipment and a new plant renovation at a contracted price of RMB 36,117,340 (USD $5,283,997).  As of June 30, 2009, we had paid $3.3 million for the purchase of production equipment and plant renovation. The plant renovation and the equipment installation were completed in the end of 2008. The remainder balance of RMB 24,210 (USD$3,542) was paid in January, 2009.

Net cash used in financing activities amounted to $4.4 million for the nine months ended September 30, 2009, compared to net cash provided by financing activities of 22.2 million for the nine months ended September 30, 2008.  The increase in cash used in financing activities was primarily an increase in cash flow provided by bank loans and our IPO closing in March 2009 and partially offset by a decrease in various notes payable financing.

In October 2009, we commenced construction on Phase II of our factory in Huizhou (Phase II), which will include a new manufacturing facility and dormitory. Phase II's manufacturing facility, adjacent to Phase I, will span approximately 36,000 square meters and will be dedicated to designing and making super thin LEDTVs, HD LCDTVs and 3G cell phones under the NIVS brand name and intended for distribution in China's domestic market. The expected production capacity will be 2 million TV sets and 1.5 million phones per year. Construction is scheduled to be completed during the second quarter of 2010, and the manufacturing facility is expected to be operational later that same quarter.  The estimate completion date is April 30, 2010 for the manufacturing facility and June 30, 2010 for the dormitory. Total budget of the construction is RMB 53,500,000 ($7,847,380).

Based upon our present plans, we believe that cash on hand, cash flow from operations and funds available to us through financing will be sufficient to fund current our capital needs. We expect that our primary sources of funding for our operations for this year will result from our continued use of bank loans and bank notes and cash flow from operations to fund our operations during this year. However, our ability to maintain sufficient liquidity depends partially on our ability to achieve anticipated levels of revenue, while continuing to control costs. If we did not have sufficient available cash, we would have to seek additional debt or equity financing through other external sources, which may not be available on acceptable terms, or at all. Failure to maintain financing arrangements on acceptable terms would have a material adverse effect on our business, results of operations and financial condition.

Seasonality

The first quarter is traditionally our low season due to the long Chinese New Year Holiday, with sales gradually increasing in the second quarter. Sales are usually highest in the fourth quarter as most of the factories in China will ship out their stock to prepare the Chinese New Year Holiday.

Off-Balance Sheet Arrangements

We have no material off-balance sheet transactions.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of results of operations and financial condition are based upon our consolidated financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates and assumptions include valuation of inventories, provisions for income taxes, allowance for doubtful accounts, and purchase price allocation relating to the business acquired. Actual results could differ from these estimates. Periodically, we review all significant estimates and assumptions affecting the financial statements and record the effect of any necessary adjustments.

We describe our significant accounting policies in Note 2, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K as of and for the year ended December 31, 2008. We discuss our critical accounting policies and estimates in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K as of and for the year ended December 31, 2008. Other than as indicated in this quarterly report, there have been no material revisions to the critical accounting policies as filed in our Annual Report on Form 10-K as of and for the year ended December 31, 2008 with the SEC on March 31, 2009.

ITEM 3.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There have been no material changes in market risk from the information provided in Part II, Item 7A “Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, other than those discussed below.

ITEM 4.                 CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Quarterly Report, we conducted an evaluation, under the supervision and the participation of our Chief Executive Officer and Chief Financial Officer, of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are not effective as of September 30, 2009 due to the deficiencies described below.

These deficiencies consisted of inadequate staffing and supervision that could lead to the untimely identification and resolution of accounting and disclosure matters and failure to perform timely and effective reviews. In addition, there are deficiencies in the recording and classification of accounting transactions and a lack of personnel with expertise in US generally accepted accounting principles and US Securities and Exchange Commission rules and regulations.

In October 2008, our independent registered public accounting firm Kempisty & Company Certified Public Accountants, P.C. (“Kempisty”), informed us that our financial statements for the years ended 2007, 2006, and 2005 and the quarter ended June 30, 2008 and 2007 contained an error in the accounting treatment of imputed interest on due to shareholders loan, resulting in an understatement of our expenses for those periods. We did not account for the addition of imputed interest in our financial statements at the time of issuance. We reviewed the accounting for the imputed interest and, based on the review, we concluded that we misapplied accounting principles generally accepted in the United States of America and we restated our financial statements for the periods indicated above. We concluded that the imputed interest on loans due to our principal shareholders should have been accounted for as an expense to business operation and an addition to paid-in capital. We accounted for the imputed interest as an expense to business operations and an addition to paid-in capital.

In December 2008, Kempisty informed us that our financial statements for the years ended 2007, 2006, and 2005, the six months ended June 30, 2008 and 2007, and the nine months ended September 30, 2008 and 2007, contained an error in the accounting treatment for “Due from related parties,” whereby a misclassification of “Due from related parties” resulted in an overstatement of our assets and shareholders’ equity for those periods. We misclassified “Due from related parties” by recording related party receivables as an asset instead of as a deduction from stockholders’ equity for the periods referenced above. We reviewed the accounting for “Due from related parties” and, based on the review, we concluded that we misapplied accounting principles generally accepted in the United States of America and we restated our financial statements for the periods indicated above. We concluded that “Due from related parties” should have been accounted for by recording related party receivables as a deduction from stockholders’ equity. We accounted for “Due from related parties” by recording related party receivables as a deduction from stockholders’ equity.

Furthermore, in November 2008, our management identified a material weakness in our controls and procedures regarding our failure to timely disclose and prevent loan transactions made to entities owned and controlled by our CEO in violation of Section 402 of the Sarbanes-Oxley Act of 2002 (“Section 402”).  The facts of the loan transactions and remediation are as follows:

On July 25, 2008, we consummated a share exchange transaction (the “Share Exchange”) pursuant to a share exchange agreement (the “Exchange Agreement”) dated as of June 27, 2008, and amended as of July 25, 2008, with NIVS Holding Company Limited, a British Virgin Islands corporation (“NIVS BVI”) and the shareholders of NIVS BVI (the “Shareholders”), whereby we (i) became the 100% parent of NIVS BVI and its subsidiaries, including its 97.5%-owned subsidiary NIVS (Huizhou) Audio & Video Tech. Co., Ltd., a company organized under the laws of the PRC (“NIVS PRC”); (ii) assumed the operations of NIVS BVI and its subsidiaries and (iii) changed our name from SRKP 19, Inc. to NIVS IntelliMedia Technology Group, Inc. Upon the closing of the Share Exchange, the sole business conducted by our company became the business conducted by NIVS BVI, and we appointed new officers and directors, which were officers and directors of NIVS BVI. Prior to the Share Exchange, NIVS PRC entered into loan transactions with its founder and our principal shareholder and current Chief Executive Officer and Chairman of the Board, Tianfu Li. In these transactions, NIVS PRC would borrow funds from Mr. Li and NIVS PRC would also lend funds to entities that were owned and controlled by Mr. Li. These entities are NIVS Investment (SZ) Co., Ltd.; Zhongkena Technology Development; Xentsan Technology (SZ) Co., Ltd.; Korea Hyundai Light & Electric (Int'l) Holding; NIVS Information & Technology (HZ) Co., Ltd.; and Hyundai Light & Electric (HZ) Co., Ltd. The loans were unsecured with no fixed repayment date.

It was intended that all loans from the Company to officers and directors, whether directly or indirectly, be repaid prior to the closing of the Share Exchange, and no further loans would be made to such related parties after the closing of the Share Exchange. In November 2008, it was discovered that the loans to entities owned by our CEO and other related parties continued after the closing of the Share Exchange.  Upon the discovery of the continued loans to entities owned by our CEO and other related parties, we took remedial steps to address the violation of Section 402 by requiring immediate and full repayment of all outstanding loan balances, including all accrued interest, and we have received full repayment of the amounts owed to us by the entities owned and controlled by our CEO.  We entered into a repayment agreement with the entities owned by our CEO and other related parties pursuant to which all amounts owed by such entities to us was repaid in full.

We have taken steps to improve the process designed to prevent such loans to our directors, officers or related entities by engaging (i) Protiviti, a third party consulting firm with experience in implementing Section 402 preventative measures and controls and procedures, (ii) two consultants in U.S. public reporting requirements, and (iii) a financial consultant with experience in public company reporting and advising China-based companies listed in the United States.   Furthermore, in January 2009, we appointed a new independent director and Chairman of our Audit, Compensation, and Nominating Committees, Charles Mo.  In January 2009, we also hired a new Interim Chief Financial Officer and Corporate Secretary, Simon Zhang, who has experience with financial reporting under U.S. GAAP. In addition, we have amended our Audit Committee charter and Code of Business Conduct and Ethics to specifically provide that our Audit Committee must discuss and review with management, our outside legal counsel, our independent auditor and other appropriate parties, as applicable, before approving any proposed loan, advance of funds, transfer of funds, creation of debt or other liability, or similar transaction that involves a related party, including any entity in which a director or executive officer of the Company has a direct or indirect interest.  No transaction is permitted to occur until such review and analysis is complete and the Audit Committee provides prior written approval and authorization.

In January 2009, in an effort to take additional measures to improve our internal controls and procedures regarding related party transactions and to adopt a policy for the identification, approval, processing, recording and disclosure of related party transactions, we adopted the NIVS IntelliMedia Technology Group, Inc. Policy and Procedures With Respect To Related Person Transactions.  Additionally, in January 2009, in an effort to take additional measures to improve our internal controls and procedures to ensure that information required to be disclosed by our company in the reports that we file or submit under U.S. securities laws and the SEC’s rules and regulations is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure, we adopted the NIVS IntelliMedia Technology Group, Inc. Disclosure Controls and Procedures.

In addition to the foregoing, we are seeking to improve our controls and procedures in an effort to remediate these deficiencies through improving supervision, education, and training of our accounting staff. As stated above, we have engaged third-party financial consultants to review and analyze our financial statements and assist us in improving our reporting of financial information.  Management plans to enlist additional qualified in-house accounting personnel and third-party accounting personnel to ensure that management will have adequate resources in order to attain complete reporting of financial information disclosures in a timely matter. We believe that the remedial steps that we have taken and plan to take will address the conditions identified by our CEO and CFO in our disclosure controls and procedures. We will continue to monitor the effectiveness of these improvements. We also plan to work with the outside consultants we have engaged in assessing and improving our internal controls and procedures when necessary.

Changes in Internal Control over Financial Reporting

Due to the implementation of the remedial measures described above, there were changes in our internal controls over financial reporting during the third quarter of fiscal 2009 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

PART II.          OTHER INFORMATION

ITEM 1.                 LEGAL PROCEEDINGS

Not applicable.

ITEM 1A.              RISK FACTORS

Any investment in our common stock involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in our public filings before deciding whether to purchase our common stock. There have been no material revisions to the “Risk Factors” as set forth in our annual report on Form 10-K as filed with the SEC on March 31, 2009.

ITEM 2.                 UNREGISTERED SALE OF EQUITY SECURITIES AND USE OF PROCEEDS

Not applicable.

ITEM 3.                 DEFAULT UPON SENIOR SECURITIES

Not applicable.

ITEM 4.                 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

   Not applicable.

ITEM 5.                 OTHER INFORMATION

                   Not applicable.

ITEM 6.                 EXHIBITS

(a)             Exhibits

Exhibit Number	Description of Document
31.1	Certification of Chief Executive Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
*
This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIVS IntelliMedia Technology Group, Inc.

Dated: November 11, 2009	/s/	Tianfu Li
	By:	Tianfu Li
	Its:	Chairman of the Board and Chief Executive Officer